May 8, 2025

Daniel Schmidt
Principal Executive Officer
Barclays Commercial Mortgage Securities LLC
745 Seventh Avenue
New York, New York 10019

       Re: Barclays Commercial Mortgage Securities LLC
           Registration Statement on Form SF-3
           Filed on May 5, 2025
           File No. 333-286968
Dear Daniel Schmidt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Komul Chaudhry at 202-551-4746 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance